SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                       Period ending 1995

             FORM U-12(I)-B (SUPPLEMENTAL STATEMENT)


         STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC
               UTILITY HOLDING COMPANY ACT OF 1935
           BY A PERSON REGULARLY EMPLOYED OR RETAINED
         BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY
         THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
           ROUTINE EXPENSES AS SPECIFIED IN RULE 71(B)

           (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.    Name and business address of person filing statement:

           THOMAS A. BARLOW
           1310 Fairmont Ave., Fairmont, WV  26554-1392

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71:

           None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

           Monongahela Power Company, a wholly-owned subsidiary of Allegheny Power System, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:

           VICE PRESIDENT

5.    (a)  Compensation received during the current year and
           estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (Section 85,337), effective May 31, 1994, 59 F.R. 21922.]



                               Salary or other
                                compensations
      Name of                        to be    Person or Company
      Recipient        received    received   from whom received
                          (a)        (b)      or to be received

THOMAS A. BARLOW       $112,849       *       Monongahela Power
                                              Company


      (b)  Basis for compensation if other than salary.

           *Retired effective 9/1/95

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

      (a)  Total amount of routine expenses charged
           to client:  $2258


      (b)  Itemized list of all other expenses:-0-



Dated: January 30, 1996
                                        THOMAS A. BARLOW
                                        THOMAS A. BARLOW
                                        (Signed)






















               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                       Period ending 1995



             FORM U-12(I)-B (SUPPLEMENTAL STATEMENT)


         STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC
               UTILITY HOLDING COMPANY ACT OF 1935
           BY A PERSON REGULARLY EMPLOYED OR RETAINED
         BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY
         THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
           ROUTINE EXPENSES AS SPECIFIED IN RULE 71(B)

           (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1.    Name and business address of person filing statement:

           RICHARD E. MYERS
           1310 Fairmont Ave., Fairmont, WV  26554-1392

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71:

           None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

           Monongahela Power Company, a subsidiary of Allegheny
           Power System, Inc., a registered holding company

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:

           CONTROLLER

5.    (a)  Compensation received during the current year and
           estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.) [Amended in Release No. 35-26031 (Section 85,337), effective May 31, 1994, 59 F.R. 21922.]



                               Salary or other
                                compensations
      Name of                        to be    Person or Company
      Recipient        received    received   from whom received
                          (a)        (b)      or to be received

RICHARD E. MYERS       $263,107       *       Monongahela Power
                                              Company


      (b)  Basis for compensation if other than salary.

           *Retired effective 1/1/96


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $4484.


      (b)  Itemized list of all other expenses:-0-





Dated: January 30, 1996             RICHARD E. MYERS
                                    RICHARD E. MYERS
                                        (Signed)